Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

November 11, 2005

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

v\mb\ltr\Sec12s.doc

dlw 11/23

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Legal & General Group plc and / or its Subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Legal & General Group plc and / or its Subsidiaries

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
HSBC Global Custody Nominee (UK) Limited	914945	106,021
HSBC Global Custody Nominee (UK) Limited	923363	171,375
HSBC Global Custody Nominee (UK) Limited	775237	79,459
HSBC Global Custody Nominee (UK) Limited	942199	500,000
HSBC Global Custody Nominee (UK) Limited	942229	479,871
HSBC Global Custody Nominee (UK) Limited	942217	367,396
HSBC Global Custody Nominee (UK) Limited	942205	512,917
HSBC Global Custody Nominee (UK) Limited	942175	452,801
HSBC Global Custody Nominee (UK) Limited	942187	266,663
HSBC Global Custody Nominee (UK) Limited	775245	1,069,680
HSBC Global Custody Nominee (UK) Limited	130007	60,512
HSBC Global Custody Nominee (UK) Limited	770286	96,000
HSBC Global Custody Nominee (UK) Limited	357206	6,782,906
HSBC Global Custody Nominee (UK) Limited	866203	527,574
HSBC Global Custody Nominee (UK) Limited	904332	61,854
HSBC Global Custody Nominee (UK) Limited	916681	15,359

HSBC Global Custody Nominee (UK) Limited	922437	1,100
HSBC Global Custody Nominee (UK) Limited	969995	712,253
HSBC Global Custody Nominee (UK) Limited	754612	935,002
HSBC Global Custody Nominee (UK) Limited	361602	32,325
HSBC Global Custody Nominee (UK) Limited	282605	925,865
HSBC Global Custody Nominee (UK) Limited	360509	439,374
HSBC Global Custody Nominee (UK) Limited	766793	202,632
HSBC Global Custody Nominee (UK) Limited	824434	46,822
HSBC Global Custody Nominee (UK) Limited	924422	216,160
	Total	**15,061,921**

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 18 US cents each

10. Date of transaction

Unknown

11. Date company informed

11 November 2005

12. Total holding following this notification

15,061,921

13. Total percentage holding of issued class following this notification

5.02%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel 020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

11 November 2005

Man Group plc
8 November 2005

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 7 November 2005, the Net Asset Value of Man AHL Diversified Futures Ltd was US$26.68.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+2.81%
Last 12 months	+15.4%
Annualised return since inception	+13.6%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Press Release

Man Group plc

5 November 2005

Statement re Refco

Man Group plc confirms that Man Financial, its Brokerage business, has submitted a bid to acquire certain of the operations and assets of Refco Inc being auctioned under the US bankruptcy process.

Enquiries

Man Group plc	020 7144 1000
David Browne	
Merlin	020 7653 6620
Paul Downes	07900 244888
Paul Lockstone	07876 685200

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462

Man Group plc
2 November 2005

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 31 October 2005, the Net Asset Value of Athena Guaranteed Futures Ltd was US$83.19.

Track Record: From inception on 20 December 1990

	Key Statistics
Last month	-1.40%
Last 12 months	+16.8%
Annualised return since inception	+15.3%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
1 November 2005

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 31 October 2005, the Net Asset Value of Man AHL Diversified Futures Ltd was US$25.95.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+2.04%
Last 12 months	+15.4%
Annualised return since inception	+13.6%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the lastest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

31 October 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 28 October 2005 it purchased for cancellation 100,000 of its ordinary shares at a price of 1507.4325 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7144 1000

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Barclays PLC and various of its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Barclays PLC and various of its subsidiaries.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered holder	Account designation	Holding
Barclays Global Investors Canada		13,784
BARCLAYS TRUST CO AS EXEC/ADM		52
Barclays Trust Co E99		320
Barclays Trust Co R69		417
BNP PARIBAS		49,696
CHASE NOMINEES LTD	16376	166,428
CHASE NOMINEES LTD	20947	5,778,564
CHASE NOMINEES LTD	21359	80,368
CHASE NOMINEES LTD	28270	113,445
CHASE NOMINEES LTD	28270	80,359
CIBC MELLON GLOBAL SECURITIES		29,452
Clydesdale Nominees HGB0125	323496	900
Clydesdale Nominees HGB0125	324018	221
Clydesdale Nominees HGB0125	324085	374
Clydesdale Nominees HGB0125	324492	2,666
Clydesdale Nominees HGB0125	593965	306
Clydesdale Nominees HGB0125	594198	202
Clydesdale Nominees HGB0125	594465	380
Clydesdale Nominees HGB0125	595534	561
Clydesdale Nominees HGB0125	595712	238
Clydesdale Nominees HGB0125	595801	428
Clydesdale Nominees HGB0125	597103	219
Clydesdale Nominees HGB0125	597324	707
Clydesdale Nominees HGB0125	597375	702
Clydesdale Nominees HGB0125	597383	903
Clydesdale Nominees HGB0125	597448	497
Clydesdale Nominees HGB0125	645442	635
Clydesdale Nominees HGB0125	651361	245
Clydesdale Nominees HGB0125	668604	213
Clydesdale Nominees HGB0125	678693	427
Clydesdale Nominees HGB0125	679401	3,257
Clydesdale Nominees HGB0125	691088	375
Clydesdale Nominees HGB0125	692386	1,070

Clydesdale Nominees	HGB0125		693030	680
Clydesdale Nominees	HGB0125		693404	400
Clydesdale Nominees	HGB0125		693900	490
Clydesdale Nominees	HGB0125		694028	219
Clydesdale Nominees	HGB0125		694222	309
Clydesdale Nominees	HGB0125		697205	1,100
Clydesdale Nominees	HGB0125		697329	2,143
Clydesdale Nominees	HGB0125		697388	242
Clydesdale Nominees	HGB0125		697663	2,650
Clydesdale Nominees	HGB0125		697701	189
Clydesdale Nominees	HGB0125		702950	259
Clydesdale Nominees	HGB0125		703140	237
Clydesdale Nominees	HGB0125		703353	490
Clydesdale Nominees	HGB0125		703396	313
Clydesdale Nominees	HGB0125		703876	230
Clydesdale Nominees	HGB0125		703884	321
Clydesdale Nominees	HGB0125		703914	192
Clydesdale Nominees	HGB0125		807507	1,403
Clydesdale Nominees	HGB0125		807663	311
Clydesdale Nominees	HGB0125		830118	374
Clydesdale Nominees	HGB0125		866805	287
Clydesdale Nominees	HGB0125		886083	278
Clydesdale Nominees	HGB0125		887365	312
Clydesdale Nominees	HGB0125		1200106	1,800
Clydesdale Nominees	HGB0125		3000000	303
Clydesdale Nominees	HGB0125		3100012	239
Clydesdale Nominees	HGB0125		3100071	635
Clydesdale Nominees	HGB0125		3100241	250
Clydesdale Nominees	HGB0125		3100420	385
Clydesdale Nominees	HGB0125		3100926	846
Clydesdale Nominees	HGB0125		3101280	409
Clydesdale Nominees	HGB0125		3101868	283
Clydesdale Nominees	HGB0125		3102058	244
Clydesdale Nominees	HGB0125		3102317	244
Clydesdale Nominees	HGB0125		3102465	3,500
Clydesdale Nominees	HGB0125		3102546	498
Clydesdale Nominees	HGB0125		3102554	3,000
Clydesdale Nominees	HGB0125		3102660	223
Clydesdale Nominees	HGB0125		3103119	344
Clydesdale Nominees	HGB0125		3105898	180
Clydesdale Nominees	HGB0125		3105901	225
Clydesdale Nominees	HGB0125		7000093	343
Clydesdale Nominees	HGB0125		7000662	311
Clydesdale Nominees	HGB0125		7000697	2,084
Clydesdale Nominees	HGB0125		7000832	223
Clydesdale Nominees	HGB0125		7001065	276
Clydesdale Nominees	HGB0225		484015	547
Clydesdale Nominees	HGB0225		595798	450
Clydesdale Nominees	HGB0225		597278	3,673
Clydesdale Nominees	HGB0225		673551	200
Clydesdale Nominees	HGB0225		701601	571
Clydesdale Nominees	HGB0225		703833	1,264
Clydesdale Nominees	HGB0225		870934	1,195
Clydesdale Nominees	HGB0325		703094	251
Clydesdale Nominees	HGB0325		870934	392
Greig Middleton Nominees Limit		GM1		4,860

Greig Middleton Nominees Ltd (	GM3		55,200
INVESTORS BANK AND TRUST CO.			569,275
INVESTORS BANK AND TRUST CO.			7,951
INVESTORS BANK AND TRUST CO.			330,570
INVESTORS BANK AND TRUST CO.			170,500
INVESTORS BANK AND TRUST CO.			45,030
INVESTORS BANK AND TRUST CO.			2,718
INVESTORS BANK AND TRUST CO.			15,633
INVESTORS BANK AND TRUST CO.			1,487,798
INVESTORS BANK AND TRUST CO.			5,008
INVESTORS BANK AND TRUST CO.			12,515
INVESTORS BANK AND TRUST CO.			206,348
INVESTORS BANK AND TRUST CO.			1,483,576
INVESTORS BANK AND TRUST CO.			52,274
INVESTORS BANK AND TRUST CO.			3,099
INVESTORS BANK AND TRUST CO.			57,340
INVESTORS BANK AND TRUST CO.			54,560
INVESTORS BANK AND TRUST CO.			7,995
INVESTORS BANK AND TRUST CO.			660,672
JP MORGAN (BGI CUSTODY)		16331	88,545
JP MORGAN (BGI CUSTODY)		16338	18,334
JP MORGAN (BGI CUSTODY)		16341	161,917
JP MORGAN (BGI CUSTODY)		16341	137,825
JP MORGAN (BGI CUSTODY)		16342	37,583
JP MORGAN (BGI CUSTODY)		16344	48,852
JP MORGAN (BGI CUSTODY)		16345	80,277
JP MORGAN (BGI CUSTODY)		16400	3,172,115
JP MORGAN (BGI CUSTODY)		17011	4,987
JP MORGAN (BGI CUSTODY)		18409	245,642
JPMORGAN CHASE BANK			229,776
JPMORGAN CHASE BANK			46,592
JPMorgan Chase Bank			2,954
JPMorgan Chase Bank			9,279
JPMorgan Chase Bank			5,906
JPMorgan Chase Bank			198,088
JPMorgan Chase Bank			104,225
JPMorgan Chase Bank			19,551
JPMorgan Chase Bank			34,347
JPMorgan Chase Bank			158,645
JPMORGAN CHASE BANK			9,003
JPMorgan Chase Bank			8,421
JPMorgan Chase Bank			2,461
JPMorgan Chase Bank			11,438
JPMorgan Chase Bank			1,737
JPMorgan Chase Bank			2,743
JPMorgan Chase Bank			8,899
JPMorgan Chase Bank			6,336
JPMorgan Chase Bank			44,797
JPMorgan Chase Bank			154,623
JPMorgan Chase Bank			38,900
JPMorgan Chase Bank			31,152
JPMorgan Chase Bank			41,261
Master Trust Bank			8,217
Mellon Trust - US CUSTODIAN /			70,796
Mellon Trust - US CUSTODIAN /			22,442
MELLON TRUST OF NEW ENGLAND			86,489

Mitsubishi Trust International		3,341
Mitsui Asset		3,596
NORTHERN TRUST BANK - BGI SEPA		24,296
NORTHERN TRUST BANK - BGI SEPA		110,189
NORTHERN TRUST BANK - BGI SEPA		95,271
R C Greig Nominees Limited	RC1	184,686
R C Greig Nominees Limited a/c	AK1	11,919
R C Greig Nominees Limited a/c	BL1	4,455
R C Greig Nominees Limited a/c	CM1	3,015
R C Greig Nominees Limited GP1	GP1	11,029
R C Greig Nominees Limited SA1	SA1	10,727
Reflex Nominees Limited		14,058
STATE STREET BANK & TRUST - WI		106,083
STATE STREET BOSTON		176,696
STATE STREET BOSTON		21,412
STATE STREET TRUST OF CANADA -		33,771
Sumitomo TB		2,908
The Northern Trust Company - U		49,270
Trust & Custody Services Bank		2,979
ZEBAN NOMINEES LIMITED		346,960
	Total	**18,171,966**

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 18 US cents each

10. Date of transaction

Unknown

11. Date company informed

26 October 2005

12. Total holding following this notification

18,171,966

13. Total percentage holding of issued class following this notification

6.03%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel 020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

28 October 2005

28 October 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 27 October 2005 it purchased for cancellation 125,000 of its ordinary shares at a price of 1529.0386 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

Man Group plc
25 October 2005

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 24 October 2005, the Net Asset Value of Man AHL Diversified Futures Ltd was US$25.43.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	-2.31%
Last 12 months	+20.4%
Annualised return since inception	+13.6%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the lastest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

26 October 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 25 October 2005 it purchased for cancellation 100,000 of its ordinary shares at a price of 1536.8325 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7144 1000

25 October 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 24 October 2005 it purchased for cancellation 150,000 of its ordinary shares at a price of 1507.1333 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000